

Mail Stop 3720

September 28, 2006

Via U.S. Mail and Fax (202.333.8251)
Mr. Lawrence S. Winkler
Chief Financial Officer
Inphonic, Inc.
1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

      RE: Inphonic, Inc.
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 16, 2006

             Form 10-Q for the quarterly period ended June 30, 2006

             File No. 0-51023

Dear Mr. Winkler:

      We have reviewed your supplemental response letter dated September 8, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 15, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.   Please refer to prior comment 5. We note that there is automatic renewal of the relationship with no cost and the contract has been historically renewed by the acquired company, however, we believe a number of factors in paragraph 11 of SFAS No. 142 would lead us to conclude an indefinite life classification is not appropriate. Specifically, tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the agreement you acquired, and if you have had any material modifications to this agreement to date. Also, tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within your industry in reaching your conclusion.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director